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NEWS RELEASE

SHAW ANNOUNCES ACQUISITION OF CANWEST BROADCASTING ASSETS EXPECTED TO CLOSE OCTOBER 27, 2010

Calgary, Alberta (October 22, 2010) – Shaw Communications Inc. (“Shaw” or the “Company”) announced that earlier today the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued its decision approving Shaw’s acquisition of all of the broadcasting assets of Canwest Global Communications Corp. (“Canwest”). This transaction (the “Transaction”) includes the acquisition of 100% of the over-the-air and specialty television businesses of Canwest, including all of Canwest’s equity interests in CW Investments Co. (“CW Investments”), the Canwest subsidiary which owns a portfolio of specialty television channels acquired from Alliance Atlantis Communications Inc. in 2007 (the “CW Media Group”).

“We are pleased with the comprehensive and expeditious review of the Transaction conducted by the CRTC. We felt that we had a constructive and positive dialogue with the CRTC, and other interested parties, with respect to the Transaction’s impact on the Canadian Broadcasting Industry. We look forward to strengthening the Industry going forward through innovation, technology enhancements, additional investment, and a commitment to strong and economically viable Canadian programming”, said Jim Shaw, CEO and Vice Chair of Shaw.

As part of its decision, the CRTC requires that Shaw contribute approximately $180 million in new benefits to the broadcasting system over the next seven years. Most of this contribution will be used to create attractive new programming on Canwest services, construct digital transmission towers and provide a satellite solution for over-the-air viewers whose local television stations do not convert to digital. No new targeted safeguards were imposed on Shaw by the CRTC in connection with the Transaction. Any issues of increased concentration and integration arising from overall industry consolidation will be the focus of an industry-wide hearing in May 2011.

On May 3, 2010, Shaw completed the purchase of approximately 29.9% of the voting shares and 49.9% of the equity shares of CW Investments (the “Initial Purchase”) from certain entities affiliated with Goldman Sachs Capital Partners (the “GS Entities”). As part of the Initial Purchase, Shaw also acquired an option to acquire the remaining voting and equity shares of CW Investments held by the GS Entities, which option Shaw will exercise immediately before closing of the Transaction.

Closing of the Transaction is scheduled for October 27, 2010. The aggregate purchase price to be paid by Shaw for the Canwest broadcasting assets, including the amounts paid prior to closing to acquire the shares of CW Investments from the GS Entities and the net debt of C$815 million to be assumed at the CW Media Group level, will be approximately C$2 billion.

The acquisition price of approximately $2 billion represents a transaction multiple of approximately 8.5 times 2010 proportionate EBITDA and compares favourably to recently announced media transactions and comparative trading multiples. The acquisition is immediately accretive to Shaw from a free cash flow perspective.

To complete the Transaction, Shaw is required at closing to fund total payments of approximately C$500 million, which will be made to pay Canwest bondholders, other affected creditors of Canwest and Canwest shareholders, as well as to pay other transaction costs. The acquisition price includes approximately C$815 million of debt outstanding at the CW Media Group level, comprised of a term loan of approximately US$400 million, liabilities under related currency swap agreements and US$335 million in respect of 13.5% Senior Unsecured Notes.

In conjunction with the closing, Shaw intends to refinance the CW Media Group term loan. The refinancing, including the breakage of the currency swaps, will generate substantial interest savings.

In aggregate, Shaw will require approximately C$1 billion to complete the Transaction and refinance the outstanding CW Media Group term loan. Shaw has secured an additional C$500 million credit facility from a syndicate of Canadian banks to provide additional liquidity and, together with its existing credit facility, the Company now has C$1.5 billion of available credit to fund these payments.

“CRTC approval was the last remaining step of the process to close the Transaction. We are pleased to be moving forward and are excited about our ability to offer a variety of programming and other compelling content across multiple platforms to better meet the needs of our customers in an on-demand environment. The marriage of content and distribution will enable us to take advantage of new opportunities that will be beneficial for all of our stakeholders, including our customers, employees and shareholders”, said Peter Bissonnette, President of Shaw.

TD Securities Inc. acted as the financial advisor to Shaw in connection with the Transaction and Davies Ward Phillips & Vineberg LLP provided legal advice.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). Shaw serves 3.4 million customers, including 1.8 million Internet subscribers and over 1.0 million Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

Certain statements included in this news release are forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from performance or achievements expressed or implied by such forward-looking statements. Statements concerning or implying future performance are based on assumptions concerning general economic conditions, including the demand for television advertising, and our ability to capitalize on opportunities that we have identified.

Certain measures included in this news release are non-GAAP financial measures. Neither “EBITDA” nor “free cash flow” is an earnings measure recognized by GAAP and neither term has a standardized meaning prescribed by GAAP. Therefore these non-GAAP financial measures may not be comparable to similar measures presented by other issuers. Investors are cautioned that these non-GAAP financial measures should not be construed as alternatives to net income as determined in accordance with GAAP. “EBITDA” equals net income (loss) before income taxes, other gains (losses), interest expense (net) and depreciation and amortization. We reference EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies. We reference “free cash flow” as it measures the Company’s ability to repay debt and return cash to shareholders; for the applicable definition of “free cash flow”, please refer to the definitions and discussion under the heading “Key Performance Drivers” in the Company’s Management Discussion and Analysis for the fourth quarter ended August 31, 2010.

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca